Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	November 15, 2011
For Immediate Release	NR#11-13

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2011.  For complete details of the third quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

At September 30, 2011, the Company had working capital of $31,220,432, including cash on hand of $30,373,116.

The Company’s net loss for the three and nine months ended September 30, 2011 amounted to $3,006,520 and $4,394,366 respectively (September 30, 2010: $4,169,838 and $7,724,699 respectively).  The net loss for the current period is less than the comparable loss of the prior period, primarily due to: the receipt of an arbitration award recognized as income in the current period of $1,799,775 (US $1.86 million) related to the arbitration proceedings against Fresnillo plc (“Fresnillo”); and, the fact that no exploration and evaluation costs were written off in the current period (in the previous three and nine months ended September 30, 2010, the Company wrote down exploration and evaluation assets totalling $1,898,794).  There have been no impairments in the current year to date.  During the three and nine months ended September 30, 2011, the Company granted 750,000 and 750,000 stock options respectively, (September 30, 2010 – 385,000 and 775,000 respectively) and recorded $1,706,002 and 2,488,698 (September 30, 2010 – $568,067 and $1,727,468 respectively) of compensation expense relating to stock options vested to employees and consultants in the period.  In the prior year and as previously disclosed, the Company appointed Michael Anthony Petrina, P.ENG, MBA, as Vice President Operations, and upon his appointment September 1, 2010, Mr. Petrina was granted 200,000 inducement stock options at $8.15 (reflecting market price on the date of the grant).  These inducement options fully vested on March 1, 2011 and expire on September 1, 2015.

Juanicipio Property

Evaluation and exploration expenditures directly incurred by Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) for the nine months ended September 30, 2011 amounted to US$3,288,026 including US$1,234,821 in the quarter ended September 30, 2011. In the nine months ended September 30, 2011, Minera Juanicipio completed 18,882 metres of drilling on the property, including 8,161 metres in the quarter ended September 30, 2011, representing approximately 75% of the original 2011 budgeted drilling meterage for the year.  In September 2011, Minera Juanicipio approved a budget increase of $US 1.0 million (MAG’s share US$ 440,000) to cover the cost of continued drilling on the Juanicipio joint venture through the end of the year. Currently, eight drills continue in operation on the property.

Strathcona Mineral Services Limited (“SMS”) was contracted in July 2011 by Minera Juanicipio to prepare an independent updated resource estimate on the property based on drilling done up to June 2011. The updated resource estimate, which complied with Canadian National Instrument 43-101, was completed in early November (see Press Release dated November 10, 2011 http://www.magsilver.com/s/NewsReleases.asp?ReportID=490128) and is a key step toward finalizing an updated economic assessment currently being prepared by AMC Mining Consultants (Canada) Ltd (“AMC”) of a “standalone” underground silver mine (the “AMC Study”). The AMC Study is one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed, and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages. Completion of the AMC Study will mark an important milestone in moving the Juanicipio project to the next level.

The SMS resource estimate has been forwarded to AMC, and although no assurances can be made regarding AMC's timing for delivery, the Company now anticipates the AMC Study will be completed early in the first quarter of 2012, subject to the schedules of the authors.

Cinco de Mayo Property

Exploration and evaluation expenditures incurred at Cinco de Mayo in the nine months ended September 30, 2011 were $5,697,324 (2010: $7,500,652) with 23,771 metres (2010: 41,914 metres) drilled, including $2,142,645 (2010: $1,908,625) of expenditures and 7,785 metres (2010: 10,720) of drilling in the three months ended September 30, 2011.  Much of the work done during the quarter ended September 30, 2011 was focused in the emerging “Polaris Zone” and the zone between the Jose Manto and Cinco Ridge, a distance of almost 4 kilometres.  The drilling at Polaris revealed a strong SE-NW trend that projects southeast through the range towards the northern end of the Jose Manto.  Review and comparison of drilling results from this structure and the Jose Manto suggested that the two might be linked, with one fed from the other. Recent drilling in the southeast area of the Jose Manto also intercepted massive sulphide in a series of six holes potentially expanding the zone to the southeast. The holes were drilled on 200-250 metre centres over a 1,000 metre strike length. Assays for the six holes are pending.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within these districts where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html